# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oncology Institute, Inc., CIK 0001799191
CUSIP: 23343Q100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 18000 Studebaker Road, Suite 800, Cerritos, California (CA), 90703
Date of event which requires filing of this statement: 05/14/2026
Filed by CIK 0001718621
Persons authorized to receive notices and communications: Gabriel Ling, c/o M33 Growth I LP, 888 Boylston Street, Suite 500, Boston, Massachusetts (MA), 02199, 6172045104

## Reporting persons
- M33 Growth I L.P. (CIK 0001718621): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,002,656; sole dispositive power 0; shared dispositive power 5,002,656; aggregate amount beneficially owned 5,002,656 (4.94% of the class)
  Comment: (1) This Schedule 13D is filed by M33 Growth I LP ("M33 LP"), M33 Growth I GP LLC ("M33 LLC") and TOI M, LLC ("TOI M" and, with M33 LP, collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. (2) Consists of (i) 3,644,207 shares held by M33 LP and (ii) 1,358,449 shares issuable upon exercise of warrants to purchase shares of Common Stock (as defined herein) for an exercise price of $1.1980 per share ("Warrants") held by M33 LP. M33 LLC serves as the sole general partner of M33 LP and, as such, M33 LLC possesses voting and dispositive power over the shares held by M33 LP, and may be deemed to have indirect beneficial ownership of the shares held by M33 LP. (3) This percentage is calculated based upon 99,982,933 shares of the Issuer's (as defined herein) common stock outstanding as of April 30, 2026, as disclosed in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed by the Issuer with the Securities and Exchange Commission (the "SEC") on May 7, 2026 and the 1,358,449 shares issuable upon exercise of the Warrants.
- M33 Growth I GP LLC (CIK 0001894303): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,002,656; sole dispositive power 0; shared dispositive power 5,002,656; aggregate amount beneficially owned 5,002,656 (4.94% of the class)
  Comment: (1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. (2) Consists of (i) 3,644,207 shares held by M33 LP and (ii) 1,358,449 shares issuable upon exercise of Warrants held by M33 LP. M33 LLC serves as the sole general partner of M33 LP and, as such, M33 LLC possesses voting and dispositive power over the shares held by M33 LP, and may be deemed to have indirect beneficial ownership of the shares held by M33 LP. (3) This percentage is calculated based upon 99,982,933 shares of the Issuer's (as defined herein) common stock outstanding as of April 30, 2026, as disclosed in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed by the Issuer with the Securities and Exchange Commission (the "SEC") on May 7, 2026 and the 1,358,449 shares issuable upon exercise of the Warrants.
- TOI M, LLC (CIK 0001892968): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) This Schedule 13D is filed by the Reporting Persons, including TOI M, LLC. Following the distribution of shares of Common Stock previously reported, TOI M, LLC no longer beneficially owns any shares of the Issuer's Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Oncology Institute, Inc.
Address of issuer's principal executive offices: 18000 Studebaker Road, Suite 800, Cerritos, California (CA), 90703
Comment: This Amendment No. 6 (the "Amendment") to Schedule 13D amends and supplements the Schedule 13D originally filed with the SEC on November 22, 2021, as amended by Amendment No. 1 filed with the SEC on July 12, 2022, Amendment No. 2 filed with the SEC on September 26, 2022, Amendment No. 3 filed with the SEC on March 28, 2025, Amendment No. 4 filed with the SEC on September 5, 2025 and Amendment No. 5 filed with the SEC on November 20, 2025 (as amended, the "Schedule 13D"), on behalf of M33 Growth I LP ("M33 LP"), M33 Growth I GP LLC ("M33 LLC") and TOI M, LLC ("TOI M" and, together with M33 LP and M33 LLC, collectively, the "Reporting Persons"), relates to the common stock, $0.001 par value ("Common Stock"), of The Oncology Institute, Inc., a Delaware corporation (the "Issuer" or "TOI"). The Items below amend and supplement the information disclosed under the corresponding Items of Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Between May 8, 2026 and May 14, 2026, M33 LP sold an aggregate of 1,800,000 shares in open market transactions on Nasdaq.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby supplemented as follows: The information set forth in Item 3 of this Schedule 13D, as amended therein, is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 is hereby amended and restated as follows: (a) and (b) See Items 7-11 of the cover pages of this Statement, as amended, and Item 3 of the Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Between May 8, 2026 and May 14, 2026, M33 LP sold an aggregate of 1,800,000 shares in open market transactions on Nasdaq as follows:

DATE SHARES SALE PRICE
May 8, 2026 347,674 $4.0290
May 11, 2026 277,521 $4.0120
May 12, 2026 129,805 $4.0181
May 13, 2026 280,000 $4.1358
May 13, 2026 245,000 $4.1113
May 14, 2026 520,000 $4.0700
Transactions in the class effected during the past sixty days: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons ceased to beneficially own five percent or more of the Common Stock upon completion of the sale on May 14, 2026 described above.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no amendments or supplements to the information previously set forth in Item 6 of the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: There are no amendments or supplements to the information previously set forth in Item 7 of the Schedule 13D

## Signatures
- M33 Growth I L.P.: /s/ Gabriel Ling, Gabriel Ling/Managing Member (05/15/2026)
- M33 Growth I GP LLC: /s/ Gabriel Ling, Gabriel Ling/Managing Member (05/15/2026)
- TOI M, LLC: /s/ Gabriel Ling, Gabriel Ling/Managing Member (05/15/2026)